UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO Rule 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

Rule 13d-2(a)

(Amendment No. 1)*

Insperity, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

45778Q107

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

JEFFREY KOCHIAN, ESQ.

AKIN GUMP STRAUSS HAUER & FELD LLP

One Bryant Park

New York, New York 10036

(212) 872-8069

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 21, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45778Q107

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,335,976
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,335,976
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,335,976 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1% (2)
14	TYPE OF REPORTING PERSON PN

(1)	Each of the Reporting Persons is a member of a “group” with the other Reporting Persons for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own 3,339,976 shares of common stock.
(2)	Based on 25,499,429 shares of common stock outstanding as of March 17, 2015.

CUSIP NO. 45778Q107

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,986,958
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,986,958
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,986,958 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8% (2)
14	TYPE OF REPORTING PERSON CO

(1)	Each of the Reporting Persons is a member of a “group” with the other Reporting Persons for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own 3,339,976 shares of common stock.
(2)	Based on 25,499,429 shares of common stock outstanding as of March 17, 2015.

CUSIP NO. 45778Q107

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 444,820
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 444,820
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 444,820 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Each of the Reporting Persons is a member of a “group” with the other Reporting Persons for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own 3,339,976 shares of common stock.
(2)	Based on 25,499,429 shares of common stock outstanding as of March 17, 2015.

CUSIP NO. 45778Q107

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 241,324
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 241,324
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 241,324 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1% (2)
14	TYPE OF REPORTING PERSON PN

(1)	Each of the Reporting Persons is a member of a “group” with the other Reporting Persons for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own 3,339,976 shares of common stock.
(2)	Based on 25,499,429 shares of common stock outstanding as of March 17, 2015.

CUSIP NO. 45778Q107

1	NAME OF REPORTING PERSON STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 241,324
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 241,324
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 241,324 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1% (2)
14	TYPE OF REPORTING PERSON PN

(1)	Each of the Reporting Persons is a member of a “group” with the other Reporting Persons for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own 3,339,976 shares of common stock.
(2)	Based on 25,499,429 shares of common stock outstanding as of March 17, 2015.

CUSIP NO. 45778Q107

1	NAME OF REPORTING PERSON STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 241,324
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 241,324
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 241,324 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Each of the Reporting Persons is a member of a “group” with the other Reporting Persons for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own 3,339,976 shares of common stock.
(2)	Based on 25,499,429 shares of common stock outstanding as of March 17, 2015.

CUSIP NO. 45778Q107

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,335,976
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,335,976
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,335,976 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Each of the Reporting Persons is a member of a “group” with the other Reporting Persons for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own 3,339,976 shares of common stock.
(2)	Based on 25,499,429 shares of common stock outstanding as of March 17, 2015.

CUSIP NO. 45778Q107

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,335,976
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,335,976
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,335,976 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1% (2)
14	TYPE OF REPORTING PERSON PN

(1)	Each of the Reporting Persons is a member of a “group” with the other Reporting Persons for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own 3,339,976 shares of common stock.
(2)	Based on 25,499,429 shares of common stock outstanding as of March 17, 2015.

CUSIP NO. 45778Q107

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,335,976
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,335,976
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,335,976 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Each of the Reporting Persons is a member of a “group” with the other Reporting Persons for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own 3,339,976 shares of common stock.
(2)	Based on 25,499,429 shares of common stock outstanding as of March 17, 2015.

CUSIP NO. 45778Q107

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,335,976
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,335,976
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,335,976 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Each of the Reporting Persons is a member of a “group” with the other Reporting Persons for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own 3,339,976 shares of common stock.
(2)	Based on 25,499,429 shares of common stock outstanding as of March 17, 2015.

CUSIP NO. 45778Q107

1	NAME OF REPORTING PERSON MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,335,976
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,335,976
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,335,976 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Each of the Reporting Persons is a member of a “group” with the other Reporting Persons for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own 3,339,976 shares of common stock.
(2)	Based on 25,499,429 shares of common stock outstanding as of March 17, 2015.

CUSIP NO. 45778Q107

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,335,976
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,335,976
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,335,976 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Each of the Reporting Persons is a member of a “group” with the other Reporting Persons for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own 3,339,976 shares of common stock.
(2)	Based on 25,499,429 shares of common stock outstanding as of March 17, 2015.

CUSIP NO. 45778Q107

1	NAME OF REPORTING PERSON KENNETH H. TRAUB
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Each of the Reporting Persons is a member of a “group” with the other Reporting Persons for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own 3,339,976 shares of common stock.
(2)	Based on 25,499,429 shares of common stock outstanding as of March 17, 2015.

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item	4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 21, 2015, Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, Starboard R LP, Starboard R GP, Jeffrey C. Smith, Mark R. Mitchell and Peter A. Feld (together, “Starboard”) entered into a settlement agreement with the Issuer (the “Settlement Agreement”). The following description of the Settlement Agreement is qualified in its entirety by reference to the full text of the Settlement Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the terms of the Settlement Agreement, immediately after the execution of the Settlement Agreement, the Issuer’s Board of Directors (the “Board”) and all applicable committees and subcommittees of the Board shall take all necessary actions to (i) appoint Peter A. Feld as a Class I director with a term expiring at the Issuer’s 2017 annual meeting of stockholders (the “2017 Annual Meeting”) and Norman R. Sorensen (together with Mr. Feld, the “Current Starboard Nominees”) as a Class II director with a term expiring at the Issuer’s 2015 annual meeting of stockholders (the “2015 Annual Meeting”), (ii) subject to certain limitations, appoint at least one Current Starboard Nominee to each committee and subcommittee of the Board and (iii) set the size of the Board at 10 members. After the appointment of the Current Starboard Nominees and prior to the appointment of the Additional Starboard Nominee (as defined below), the Board and all applicable committees and subcommittees of the Board shall not increase the size of the Board to more than 10 directors or, except as detailed in the Settlement Agreement, seek to change the classes on which the Board members serve, in each case without the prior written consent of Starboard.

Furthermore, pursuant to the terms of the Settlement Agreement, the Issuer agreed that in addition to the Current Starboard Nominees, Starboard shall have the right to nominate an additional nominee to serve as a Class I director of the Issuer with a term expiring at the 2017 Annual Meeting (such director, the “Additional Starboard Nominee” and together with the Current Starboard Nominees, the “Starboard Nominees”) subject to the procedures described in the Settlement Agreement. Within five calendar days of the recommendation of the Additional Starboard Nominee by the Issuer’s Nominating and Corporate Governance Committee (the “Nominating Committee”) pursuant to procedures detailed in the Settlement Agreement, the Board shall take all necessary actions to (i) appoint the Additional Starboard Nominee as a Class I director with a term expiring at the 2017 Annual Meeting, (ii) subject to certain limitations, appoint the Additional Starboard Nominee to any committee and subcommittee of the Board from which any of the Current Starboard Nominees resign and (iii) set the size of the Board at 11 members. After the appointment of the Additional Starboard Nominee and prior to the 2015 Annual Meeting, the Board and all applicable committees and subcommittees of the Board shall not increase the size of the Board to more than 11 directors or, except in accordance with the terms of the Settlement Agreement, seek to change the classes on which the Board members serve, in each case without the prior written consent of Starboard.

In addition, the Issuer agreed that the Board and all applicable committees and subcommittees of the Board shall also take all action necessary so that at the 2015 Annual Meeting, the Board shall nominate (1) Mr. Sorensen, Carol R. Kaufman and Paul J. Sarvadi for election to the Board at the 2015 Annual Meeting as Class II directors with terms expiring at the 2018 annual meeting of stockholders (the “2018 Annual Meeting”) and (2) Austin P. Young (together with Ms. Kaufman and Mr. Sarvadi, the “NSP Board Nominees”) for election to the Board at the 2015 Annual Meeting as a Class I director with a term expiring at the 2017 Annual Meeting. In addition, substantially concurrently with the adjournment of the 2015 Annual Meeting, Eli Jones and Michael W. Brown shall resign as Class I directors with terms expiring at the 2017 Annual Meeting and shall be immediately reappointed by the Board as Class III directors with terms expiring at the 2016 annual meeting of stockholders (the “2016 Annual Meeting”). The Issuer will recommend, support and solicit proxies for the election of Mr. Sorensen at the 2015 Annual Meeting in the same manner as the NSP Board Nominees for election to the Board at the 2015 Annual Meeting. The Issuer shall use its reasonable best efforts to hold the 2015 Annual Meeting no later than June 12, 2015.

Also pursuant to the terms of the Settlement Agreement, each of Paul S. Lattanzio and Jack M. Fields has executed and delivered to the Issuer an irrevocable resignation letter pursuant to which each resigns from the Board and any applicable committee or subcommittee of the Board on which each serves, effective at the adjournment of the 2015 Annual Meeting. The Board and all applicable committees and subcommittees of the Board shall take all necessary actions to decrease the size of the Board from 11 members to 9 members effective immediately after such resignations. After the 2015 Annual Meeting and during the Standstill Period (as defined below), the Board and all applicable committees and subcommittees of the Board shall not increase the size of the Board to more than 9 directors or seek to change the classes on which the Board members serve, in each case without the prior written consent of Starboard. Under the terms of the Settlement Agreement, subject to certain exceptions, at least one director designated by Starboard will serve on each committee and subcommittee of the Board.

The Issuer further agreed that if Mr. Feld or the Additional Starboard Nominee (or any replacement director) is unable or unwilling to serve as a director, resigns or is removed as a director prior to the 2017 Annual Meeting, or Mr. Sorensen (or any replacement director) is unable or unwilling to serve as a director, resigns or is removed as a director prior to the 2018 Annual Meeting, and at such time Starboard beneficially owns in the aggregate at least the lesser of 3% of the Issuer’s then outstanding common stock and 764,983 shares of common stock (the “Minimum Ownership Threshold”), Starboard will have the ability to recommend substitute director(s) who will be independent of Starboard, meet certain independence, experience and other criteria detailed in the Settlement Agreement for approval by the Nominating Committee and the Board shall vote on the appointment of such substitute director(s) within five calendar days after such committee’s approval.

Also pursuant to the terms of the Settlement Agreement, the Issuer agreed that within 10 business days following the date of the Settlement Agreement, the Board shall establish an independent advisory committee of the Board, which shall be named the “Independent Advisory Committee,” to review the Issuer’s business, and make recommendations to the Board regarding capital allocation and targeted ranges for Adjusted EBITDA Margins (as defined in the Settlement Agreement) (including, but not limited to, with respect to all advertising, general & administrative and corporate perquisite expenses as well as dividends and stock repurchases), while taking into consideration the Issuer’s risk profile and the potential impact of any recommended change on the Issuer’s business model and strategic plan. The Independent Advisory Committee will consist of only independent directors and the membership of the committee shall consist of two independent directors designated by the Issuer and two directors designated by Starboard. The members of the Independent Advisory Committee shall initially be Michael W. Brown, Austin P. Young, Mr. Feld and Mr. Sorensen, with Mr. Feld serving as the committee’s chairman. The Independent Advisory Committee shall remain in effect during the Standstill Period and, if determined by the Board, thereafter. At or promptly after the first Board meeting following the appointment of the Current Starboard Nominees, the Independent Advisory Committee will recommend to the Board a lead independent director to serve for a one-year term; provided that if no such recommendation to the Board has been made by the Independent Advisory Committee within 90 days of the date of such first meeting, the Board shall select a lead independent director. The Independent Advisory Committee shall recommend targeted ranges for Adjusted EBITDA Margins for fiscal years 2015 and 2016 to the Board within 60 days following the 2015 Annual Meeting, which the Board shall have the right to review and approve. Subject to the Board’s approval of such targets, the Issuer agreed that it will issue a press release or public announcement publishing such targets on the date of the Issuer’s next quarterly earnings announcement after the Board’s approval of the targets, provided that the Issuer shall, subject to the Board’s approval of such targets, issue such press release or public announcement publishing such targets no later than the date of the second quarter fiscal year 2015 earnings announcement.

Furthermore, pursuant to the terms of the Settlement Agreement, Starboard agreed, among other things: (i) not to nominate or recommend for nomination any person for election at the 2015 Annual Meeting; (ii) not to submit proposals for consideration or otherwise bring any other business before, the 2015 Annual Meeting; (iii) not to initiate, encourage or participate in any “withhold” or similar campaign with respect to the 2015 Annual Meeting; (iv) to continue to have the right to vote all Shares held as of the date of the Settlement Agreement through the 2015 Annual Meeting and (v) to appear in person or by proxy at the 2015 Annual Meeting and vote all Shares beneficially owned by it in favor of the election of the NSP Board Nominees, in favor of ratification of the appointment of the Issuer’s independent registered public accounting firm, and in accordance with the recommendation of the Board with respect to the Issuer’s “say-on-pay” proposal, unless Institutional Shareholder Services Inc. and Glass Lewis & Co., LLC recommend otherwise with respect to such “say-on-pay” proposal. Starboard also agreed to obtain an irrevocable resignation letter from Mr. Feld pursuant to which he will resign from the Board and all applicable committees and subcommittees thereof if at any time Starboard’s aggregate beneficial ownership of the Issuer’s common stock decreases to less than the Minimum Ownership Threshold.

In addition, Starboard agreed to certain standstill provisions, effective as of the date of the Settlement Agreement until the earlier of (a) 15 business days prior to the deadline for the submission of stockholder nominations for the 2016 Annual Meeting pursuant to the Issuer’s Amended and Restated Bylaws and (b) the date that is 100 days prior to the first anniversary of the 2015 Annual Meeting (the “Standstill Period”). The standstill provisions generally restrict Starboard’s ability to, among other things, solicit proxies regarding any matter to come before any annual or special meeting of stockholders, including for the election of directors, or enter into a voting agreement or any group with stockholders other than Starboard affiliates and current group members. In addition, among other standstill provisions, Starboard agreed that, during the Standstill Period, Starboard will not seek to make, or encourage any third party in making any offer or proposal with respect to any merger, acquisition, recapitalization, restructuring, disposition or other business combination involving the Issuer and will not seek, or encourage any person to submit nominees in furtherance of a contested solicitation for the election or removal of directors.

On March 23, 2015, the Issuer and Starboard jointly issued a mutually agreeable press release to announce they have reached a Settlement Agreement.

Item	5. Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based on 25,499,429 shares of common stock outstanding as of March 17, 2015.

A.	Starboard V&O Fund

(a)	As of the date of this filing, Starboard V&O Fund beneficially owned 1,986,958 Shares.

Percentage: Approximately 7.8%

(b)	1. Sole power to vote or direct vote: 1,986,958

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 1,986,958

4. Shared power to dispose or direct the disposition: 0

(c)	Except as disclosed in the original Schedule 13D, there have been no other transactions by Starboard V&O Fund in the class of securities reported on that were effected within the past sixty days.

B.	Starboard S LLC

(a)	As of the date of this filing, Starboard S LLC beneficially owned 444,820 Shares.

Percentage: Approximately 1.7%

(b)	1. Sole power to vote or direct vote: 444,820

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 444,820

4. Shared power to dispose or direct the disposition: 0

(c)	Except as disclosed in the original Schedule 13D, there have been no other transactions by Starboard S LLC in the class of securities reported on that were effected within the past sixty days.

C.	Starboard C LP

(a)	As of the date of this filing, Starboard C LP beneficially owned 241,324 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 241,324

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 241,324

4. Shared power to dispose or direct the disposition: 0

(c)	Except as disclosed in the original Schedule 13D, there have been no other transactions by Starboard C LP in the class of securities reported on that were effected within the past sixty days.

D.	Starboard R LP

(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 241,324 Shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 241,324

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 241,324

4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty days. Except as disclosed in the original Schedule 13D, there have been no other transactions on behalf of Starboard C LP in the class of securities reported on that were effected within the past sixty days.

E. Starboard R GP

(a)	Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 241,324 Shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 241,324

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 241,324

4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty days. Except as disclosed in the original Schedule 13D, there have been no other transactions on behalf of Starboard C LP in the class of securities reported on that were effected within the past sixty days.

F.	Starboard Value LP

(a)	As of the date of this filing, 662,874 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 1,986,958 Shares owned by Starboard V&O Fund, (ii) 444,820 Shares owned by Starboard S LLC, (iii) 241,324 Shares owned by Starboard C LP and (iv) 662,874 Shares held in the Starboard Value LP Account.

Percentage: Approximately 13.1%

(b)	1. Sole power to vote or direct vote: 3,335,976

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 3,335,976

4. Shared power to dispose or direct the disposition: 0

(c)	Except as disclosed in the original Schedule 13D, there have been no other transactions by Starboard Value LP on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account within the past sixty days.

G.	Starboard Value GP

(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 1,986,958 Shares owned by Starboard V&O Fund, (ii) 444,820 Shares owned by Starboard S LLC, (iii) 241,324 Shares owned by Starboard C LP and (iv) 662,874 Shares held in the Starboard Value LP Account.

Percentage: Approximately 13.1%

(b)	1. Sole power to vote or direct vote: 3,335,976

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 3,335,976

4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days. Except as disclosed in the original Schedule 13D, there have been no other transactions on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account within the past sixty days.

H. Principal Co

(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 1,986,958 Shares owned by Starboard V&O Fund, (ii) 444,820 Shares owned by Starboard S LLC, (iii) 241,324 Shares owned by Starboard C LP and (iv) 662,874 Shares held in the Starboard Value LP Account.

Percentage: Approximately 13.1%

(b)	1. Sole power to vote or direct vote: 3,335,976

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 3,335,976

4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days. Except as disclosed in the original Schedule 13D, there have been no other transactions on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account within the past sixty days.

I.	Principal GP

(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 1,986,958 Shares owned by Starboard V&O Fund, (ii) 444,820 Shares owned by Starboard S LLC, (iii) 241,324 Shares owned by Starboard C LP and (iv) 662,874 Shares held in the Starboard Value LP Account.

Percentage: Approximately 13.1%

(b)	1. Sole power to vote or direct vote: 3,335,976

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 3,335,976

4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days. Except as disclosed in the original Schedule 13D, there have been no other transactions on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account within the past sixty days.

J.	Messrs. Smith, Mitchell and Feld

(a)	Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 1,986,958 Shares owned by Starboard V&O Fund, (ii) 444,820 Shares owned by Starboard S LLC, (iii) 241,324 Shares owned by Starboard C LP and (iv) 662,874 Shares held in the Starboard Value LP Account.

Percentage: Approximately 13.1%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 3,335,976

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 3,335,976

(c)	None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares during the past sixty days. Except as disclosed in the original Schedule 13D, there have been no other transactions on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account within the past sixty days.

K.	Mr. Traub

(a)	As of the date of this filing, Mr. Traub directly owned 4,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 4,000

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 4,000

4. Shared power to dispose or direct the disposition: 0

(c)	Except as disclosed in the original Schedule 13D, there have been no other transactions by Mr. Traub in the class of securities reported on that were effected within the past sixty days.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Such group may be deemed to beneficially own 3,339,976 Shares. Each Reporting Person disclaims beneficial ownership of such Shares, and this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is the beneficial owner of such Shares for purposes of Schedule 13(d) or for any other purpose, except to the extent any such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item	6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended to add the following:

On March 21, 2015, Starboard and the Issuer entered into the Settlement Agreement defined and described in Item 4 above. The Settlement Agreement is attached as Exhibit 99.1 hereto and is incorporated by reference herein.

Item	7. Material to be Filed as Exhibits.

99.1	Settlement Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Mark R. Mitchell, Peter A. Feld and Insperity, Inc., dated March 21, 2015.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2015

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD		STARBOARD VALUE GP LLC

By:	Starboard Value LP,	By:	Starboard Principal Co LP,
	its investment manager		its member

STARBOARD VALUE AND OPPORTUNITY S LLC		STARBOARD PRINCIPAL CO LP

By:	Starboard Value LP,	By:	Starboard Principal Co GP LLC,
	its manager		its general partner

STARBOARD VALUE AND OPPORTUNITY C LP		STARBOARD PRINCIPAL CO GP LLC

By:	Starboard Value R LP,
	its general partner	STARBOARD VALUE R GP LLC

STARBOARD VALUE R LP

By:	Starboard Value R GP LLC,
its general partner

STARBOARD VALUE LP

By:	Starboard Value GP LLC,
its general partner

By:	/s/ Jeffrey C. Smith
Name: Jeffrey C. Smith
Title: Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell, Peter A. Feld, and Kenneth H. Traub